FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2004

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of consolidated Financial Statements issued by Compañía de Minas Buenaventura S.A.A. and subsidiaries on July 22, 2004, announcing the Company's Second Quarter and cumulative period ended on June 30, 2004 results

For Immediate Release

Compañía de Minas Buenaventura Announces

Second Quarter 2004 Results

Lima, Peru, July 22, 2004 - Compañía de Minas Buenaventura S.A.A. ("Buenaventura" or "the Company") (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru's largest publicly-traded precious metals mining company, announced today its results for the second quarter and first six months of 2004. All figures have been prepared in Peruvian GAAP and are stated in Peruvian nuevos soles (S/.) and in U.S. dollars (US$) at a rate of S/3.472 per US$1 for the convenience of the reader.

Comments from the Chief Executive Officer:

Roque Benavides, Chief Executive Officer of Buenaventura stated: "This quarter, Buenaventura's net income was US$66.1 million, an increase of 141% over the 2Q03. This figure includes a gain in derivative instruments of US$28.2 million.

Our operating income this quarter was US$22.8 million, 102% higher than 2Q03, while total EBITDA was US$88.1 million, which represents a 10% increase when compared to 2Q03.

This growth was due to a higher contribution of Buenaventura's direct operations, driven by higher production, sales and lower cash cost in Orcopampa, Uchucchacua and El Brocal. As a result, EBITDA from Buenaventura's direct operations rose 53%".

Financial Highlights (in millions of US$, except EPS figures):

	2Q04	2Q03	Var %	6M04	6M03	Var %
Operating Revenues	74.2	60.5	23%	143.2	115.6	24%
Operating Income	22.8	11.3	102%	45.9	27.4	68%
EBITDA (BVN Direct Operations)	29.3	19.1	53%	44.3	39.1	14%
EBITDA (including Yanacocha)	88.1	79.8	10%	192.7	145.5	32%
Net Income	66.1	27.4	141%	117.0	84.1	39%
Net Income (without mark to market effect)	32.7	36.9	-11%	77.1	65.7	17%
EPS	0.52	0.22	141%	0.92	0.66	39%
EPS (without Mark to market effect)	0.26	0.29	-11%	0.61	0.52	17%

Operating Highlights:
	2Q04	2Q03	Var %	6M04	6M03	Var %
Total Sales (in millions of US$)	66,768	52,897	26%	125,847	100,685	25%
Average Realized Price Gold (US$/oz.)	365.70	348.96	5%	365.69	348.70	5%
Average Realized Price Silver (US$/oz.)	6.31	4.63	36%	6.26	4.64	35%
Average Realized Price Lead (US$/TM.)	857.90	464.62	85%	856.07	461.07	86%
Average Realized Price Zinc (US$/TM.)	1,046.63	774.23	35%	1,037.57	778.97	33%

Operating revenue

In 2Q04, operating revenue was S/.257.7 million, or US$74.2 million, an increase of 23% when compared to 2Q03 (S/.209.9 million). This was mainly a result of a 26% increase in net sales due to higher realized metal prices along with increasing sales contents, as follows:
	Contribution to sales by metal and variations
	Contribution to sales 2Q04	Sales Variation over 2Q03	Sold Contents Variation over 2Q03	Realized Prices Variation over 2Q03
Gold	41%	19%	13%	5%
Silver	32%	61%	18%	36%
Lead	8%	70%	-7%	85%
Zinc	19%	52%	12%	35%

Accumulated operating revenue for the six-month period of 2004 was S/.497.2 million, or US$143.2 million, a 24% increase compared to 2003 (S/.401.4 million), due to a 25% increase in net sales and a 16% increase in royalty income.

Sales Content
	2Q04	2Q03	Var%	6M04	6M03	Var%
Gold (in oz)	85,669	75,613	13%	153,886	152,281	1%
Silver (in oz)	3,957,056	3,347,139	18%	7,405,529	5,409,203	37%
Lead (in MT)	6,992	7,534	-7%	14,472	12,099	20%
Zinc (in MT)	14,026	12,477	12%	25,860	26,081	-1%

Production and Operating Costs

Buenaventura's equity production in 2Q04 was 77,328 ounces of gold, 11% higher than 2Q03 (69,660 ounces) and 3,159,804 ounces of silver, an increase of 9% compared to 2Q03 (2,889,622 ounces).

Equity production1 for the six-month period of 2004 was 152,716 ounces of gold and 6,152,500 oz of silver. This represents an increase of 11% in gold production and a 6% increase in silver production compared to 2003.

Equity Production[1]
	2Q04	2Q03	Var%	6M04	6M03	Var%
Gold (in oz)	77,328	69,660	11%	152,716	137,335	11%
Silver (in oz)	3,159,804	2,889,622	9%	6,152,500	5,801,409	6%
Lead (in MT)	3,797	3,263	16%	7,636	6,701	14%
Zinc (in MT)	6,525	6,236	5%	12,363	12,597	-2%

In Orcopampa (100%), total gold production for 2Q04 was 49,593 ounces, a 14% increase when compared to 2Q03 (43,394 ounces). For the six-month period of 2004, total gold production was 96,881 ounces, an 11% increase when compared to the same period of 2003 (87,016 ounces).

Cash operating cost decreased 34% from US$178/oz in 2Q03 to US$118/oz during this quarter, primarily due to the full operation of the new cyanidation plant. This allowed:

  An increase of 7% in gold recovery.

  The avoidance of charges for concentrate treatment, deductions and penalties as well as a reduction in sales expenses, basically from concentrate transportation.

In Uchucchacua (100%), total silver production for 2Q04 increased 4% when compared with 2Q03, from 2,374,295 ounces to 2,474,516 ounces.

For the six-month period of 2004, total silver production was 4,822,243 ounces, a 2% increase when compared to 2003 (4,742,435 ounces).

Cash operating cost in 2Q04 decreased 4% compared to 2Q03, from US$2.99/oz to US$2.87/oz of silver. This reduction was due to:

  A reduction in energy consumption provided by the lower water pumping and mine ventilation allowed by the Paton tunnel.

  A reorganization and simplification of contractors work allowed increased efficiencies and cost-cutting.

  A significant by-product credit contribution of lead and zinc.

In Antapite (78.04%), total production for 2Q04 was 22,926 ounces of gold, a 21% increase when compared with 18,929 ounces in 2Q03.

For the six-month period of 2004, total gold production was 46,493 ounces, a 26% increase when compared to 2003 (36,901 ounces).

Cash operating cost in 2Q04 increased 3% from US$167/oz of gold in 2Q03 to US$172/oz in 2Q04. This increase was mainly attributed to higher mine preparation expenses to feed the new expanded plant capacity.

In Ishihuinca (78.04%), total gold production for 2Q04 was 5,918 ounces. A 8% decrease when compared with 2Q03 (6,433 ounces)

For the six-month period of 2004, total gold production was 11,878 ounces, a 5% decrease when compared to 2003 (12,477 ounces).

Cash operating cost in 2Q04 was US$326/oz of gold, an increase of 29% when compared with 2Q03 (US$253/oz), due to exploration efforts to increase gold reserves and an increase in mine preparation costs.

In Colquijirca (32.78%), total zinc production was 16,395 MT in 2Q04, a decrease of 2% when compared to 16,785 MT in 2Q03. Total silver production in 2Q04 was 825,386 MT, a 22% increase when compared with 2Q03 (674,219 MT).

For the six-month period 2004, total zinc production was 30,997 MT, a 7% decrease when compared to 2003 (33,182). In the case of silver, total production increased 5% from 1,482,219 MT in 2Q03 to 1,549,779 MT in 2Q04.

Zinc cash operating cost decreased 17% from US$803 per MT in 2Q03 to US$667 per MT in 2Q04. This was due to:

  A lower stripping ratio in 2Q04 (9.86:1) versus 2Q03 (11.13:1)

  Despite higher treatment charges, deductions and penalties due to higher metal prices, the by-product contribution from higher lead and silver to the concentrate value allowed a significant reduction in the cash cost.

Operating Expenses

General and administrative expenses in 2Q04 were S/.17.6 million, or US$5.1 million, a 23% decrease compared to 2Q03 (S/.23.0 million) due to a lower Long-Term Management Compensation Program provision. For the six-month period of 2004, accumulated general and administrative expenses were S/.38.6 million, or US$11.1 million, a 5% decrease compared with 2003 (S/.40.7 million).

Exploration costs in non-operational mining areas in 2Q04 were S/.20.7 million, or US$6.0 million, an increase of 36% when compared to 2Q03 (S/.15.2 million) due to higher expenses in the construction of the Poracota-Orcopampa road and in La Zanja preconstruction expenses.

Operating Income

Operating income was S/.79.3 million, or US$22.8 million, a 102% increase compared to 2Q03 (S/.39.2 million) due to higher revenues and lower operating costs.

For the six-month period of 2004, operating income was S/.159.5 million, or US$45.9 million, which represents a 68% increase compared to 2Q03 (S/.95.1 million).

Income from Non-Consolidated Affiliates

Buenaventura's income from Non-Consolidated Affiliates in 2Q04 was S/.94.3 million, or US$27.2 million, a 17% decrease when compared to 2Q03 (S/.114.2 million), mainly attributed to a decrease in Yanacocha's net income, as explained below. For the six-month period of 2004, income from Non-Consolidated Affiliates was S/.265.0 million, or US$76.3 million, a 45% increase compared to the same period of 2003 (S/.182.9 million).

In Yanacocha (43.65%), 2Q04 gold production was 611,993 ounces of gold, a decrease of 10% when compared to 2Q03 (682,105 ounces). This reduction is explained by a 27% lower grade during this quarter (0.72 gr/MT) compared with 2Q03 (0.99 gr/MT).

Gold production for the six-month period of 2004 was 1,415,552 ounces, an increase of 7% compared with 2Q03 (1,321,464 ounces).

Cash operating cost in Yanacocha was US$159/oz of gold, which represents an increase of 25% compared with US$127/oz in 2Q03 due to an increase in the stripping ratio and the lower grade mentioned above.

It is important to mention that production and cash costs are in line with the six-month period budget and that the significant difference year over year was due to an exceptional 2Q03 period.

Net income for 2Q04 was US$ 63.7 million, a 12% decrease when compared with US$72.6 million in 2Q03. For the six-month period of 2004, net income was US$174.3 million, an increase of 50% when compared to to US$116.2 million for the same period of 2003.

This quarter, EBITDA was US$134.7 million, a decrease of 3% compared to 2Q03 (US$138.9 million). For the six-month period of 2004, EBITDA was US$339.9 million, an increase of 39% when compared to US$243.9 million in the similar period of 2003.

Yanacocha's capital expenditures for 2Q04 were US$95.5 million, compared to US$60.6 million in 2Q03. For the six-month 2004 period, CAPEX was US$140.2 million versus US$96.0 million for the 2003 period. This was mainly due to higher investments in mine trucks; the leach pads expansion and treatment plant facilities.

Net Income

This quarter Buenaventura's net income was S/.229.4 million, or US$66.1 million, representing a 141% increase as compared to 2Q03 (S/.95.2 million). This includes a credit of S/.97.9 million, or US$28.2 million, related to the change in the hedge book value (in accordance with IAS39 for derivative instruments).

	Net Income without Mark to Market Variation
	2Q04	2Q03	Var	6M04	6M03	Var
Net Income	66.1	27.4	141%	117.0	84.1	39%
EPS	0.52	0.22	141%	0.92	0.66	39%
Realized deferred (revenue) from future sale	(5.2)	0.0		(9.2)	0.0
(Gain) / Loss from change in the fair value of derivative instruments	(28.2)	9.5		(30.7)	(18.4)
Net Income (without Mark to Market effect)	32.7	36.9	-11%	77.1	65.7	17%
EPS (without M2M effect)	0.26	0.29	-11%	0.61	0.52	17%

Hedging Operations

During 2Q04, the Company reported a net loss of S/.6.5 million, or US$1.9 million in derivative instruments, as a result of the execution of 41,000 ounces of gold and 328,505 ounces of silver.

Explorations

At Chipmo - Orcopampa, diamond drill holes HD-115-04 and HD-116-04 were drilled downwards from the deepest mine level at 3540 meters with multiple and high-grade of gold intercepts:

HD-115-04	Ore-shoot	Thickness	Grade	Height
		(m)	oz/t Au	(m)
	Prosperidad	4.98	5.99	3480
	Lucy Piso	1.01	0.227	3415

HD-116-04	Ore-shoot	Thickness	Grade	Height
		(m)	oz/t Au	(m)
	Nazareno W	2.7	1.298	3482

These intercepts have prompted construction of the 3540 to 3440 decline to access and develop new reserves in the order of 108,000 DST @ 1.069 oz/ DST of gold.

In La Zanja, current diamond drilling south of the Pampa Verde prospect has found covered extensions below an argilically altered, barren lava dome. Pampa Verde oxide reserves (260 K ounces of gold and 1,195 K ounces of silver) will likely grow an additional 20 to 30%. New prospects at Cerro Campana and Turmalina have been mapped and sampled with encouraging surface indications of oxide gold. Both are in the process of being drilled. La Zanja's environmental impact study has been filed and permitting process is under way for exploitation of 18,850,000 DST @ 0.03 oz/DST (563 K ounces of gold) currently in ore reserves at San Pedro Sur and Pampa Verde. Geosystems International is performing an independent audit of the project's ore reserves and resources.

Marcapunta: Sociedad Minera El Brocal S.A.A. has completed the design, permitting and selection of contractor to start the Marcapunta 800 meters long west decline to access copper and gold sulfide resources. Underground development has been initiated for the purpose of reaching the ore body and do bulk sampling, to finalize metallurgical test work and to undertake feasibility studies and start generating reserves. The driving of the decline is expected to take no less than six months. Therefore, we expect to have this work done by the first quarter of 2005.

At Poracota, diamond drilling was reinitiated to prove extensions south of the known high grade of gold resource. Simultaneously, two adits are being opened at levels of 4720 and 4780 m to access the drill-indicated ore shoots towards the end of 2004 and the 30 km road from Orcopampa is being upgraded.

Buenaventura's 2004 exploration budget has reached expenditures of US$ 6.52 million as of June 30, 2004. In addition, our partners Newmont, Barrick Gold and Gold Fields invested, all together, a total of US$2.03 million in La Zanja, Minasnioc and the Puquio JV respectively.

Project Development

UCHUCCHACUA

  Engineering study for the cyanidation plant construction to treat the waste from the flotation plant is in progress.

  Continuing explorations at the areas of Huantajalla and Pozo Rico.

  Deepen the master shaft to the level 3950

ORCOPAMPA

  The construction of the Rampa Mario, to connect the Nazareno and Prometida mines, was completed with a total investment of US$6.6MM.

  In May, deepening the declines of Nazareno and Prometida mines began in order to gain access to 700,000 ounces of gold in reserves. The estimated total investment is US$10.3 million.

ANTAPITE

  Expansion of the tailing dam. The estimated investment is US$3million and is expected to be completed in September 2004.

CONSORCIO ENERGETICO DE HUANCAVELICA

  The construction of the Callalli- Ares Power Line began in March 2004 and is currently in progress. We expect this project to be completed in November 2004 to assure power to Orcopampa, Shila, Paula and Poracota mines. The estimated investment is US$7.5 million.

Board Resolutions

During today's meeting, July 22nd, 2004 the Board of Directors passed the following resolutions:

  To approve the financial statements as of June 30th, 2004.

  In this meeting, Mr. Jorge Benavides informed the Board his retirement. Mr. Jorge Benavides has been a Board member for 45 years and during this time has contributed to the development and growth of the Company. The Board of Directors agreed to accept the retirement of Mr. Jorge Benavides thanking him for all his efforts and hard work for the benefit of the Company, and appointed Mr. Roque Benavides, currently President and CEO of the Company.

* * *

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru's largest, publicly-traded precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly-owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates three mines in Peru and also has controlling interests in four mining companies as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation) and is one of the most important precious metal producers in the world.

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company's and Yanacocha's costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries' plans for capital expenditures, estimates of reserves and Peruvian political, economical and legal developments. These forward-looking statements reflect the Company's view with respect to the Company and Yanacocha's future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Appendix 1.

Equity Participation in Affiliates and Subsidiaries
	BVN	Operating
	Equity %	Mines
Minera Yanacocha	43.65	Yanacocha
Sociedad Minera El Brocal*	32.78	Colquijirca
Inversiones Mineras Del Sur*	78.04	Antapite / Ishihuinca
Cedimin*	100.00	Shila / Paula
Buenaventura Ingenieros*	100.00	-
Consorcio Energetico de Huancavelica*	100.00	-

Consolidates

 Appendix 2.

BVN PRODUCTION SUMMARY
	GOLD PRODUCTION
	Three Months Ended June 30th						Six Months Ended June 30th
	Orco pampa			Antapite			Orco pampa			Anta pite
	2004	2003	%	2004	2003	%	2004	2003	%	2004	2003	%
Ore Milled DST	104,791	96,543	8.54%	44,853	35,059	27.94%	207,551	187,951	10.43%	89,727	65,446	37.10%
Average Ore Grade OZ/ST	0.51	0.52	-2.76%	0.54	0.59	-8.42%	0.50	0.54	-7.31%	0.55	0.62	-10.51%
Average Recovery Rate %	93.61%	86.45%	7.16%	93.90%	90.83%	3.07%	93.55%	86.00%	7.55%	93.64%	91.19%	2.45%
Ounces Produced	49,593	43,394	14.28%	22,926	18,929	21.12%	96,881	87,016	11.34%	46,493	36,901	25.99%

	SILVER PRODUCTION
	Three Months Ended June 30th						Six Months Ended June 30th
	Uchucchacua			Colqui jirca			Uchuccha cua			Colquijirca
	2004	2003	%	2004	2003	%	2004	2003	%	2004	2003	%
Ore Milled DST	200,100	184,199	8.63%	376,347	360,838	4.30%	389,000	366,487	6.14%	746,500	698,866	6.82%
Average Ore Grade OZ/ST	16.76	17.16	-2.32%	3.21	2.80	14.56%	16.85	17.38	-3.06%	3.04	3.02	0.80%
Average Recovery Rate %	73.78%	75.11%	-1.34%	68.40%	66.76%	1.64%	73.59%	74.47%	-0.88%	68.28%	70.34%	-2.06%
Ounces Produced	2,474,516	2,374,295	4.22%	825,386	674,219	22.42%	4,822,243	4,742,435	1.68%	1,549,779	1,482,819	4.52%

	ZINC PRODUCTION
	Three Months Ended June 30th						Six Months Ended June 30th
	Uchuc chacua			Colqui jirca			Uchuc chacua			Colqui jirca
	2004	2003	%	2004	2003	%	2004	2003	%	2004	2003	%
Ore Milled DST	200,100	184,199	8.63%	376,347	360,838	4.30%	389,000	366,487	6.14%	746,500	698,866	6.82%
Average Ore Grade %	1.53%	1.39%	10.47%	5.77%	5.84%	-1.22%	1.46%	1.47%	-0.81%	5.65%	5.99%	-5.59%
Average Recovery Rate %	59.38%	56.08%	3.30%	75.45%	79.59%	-4.14%	61.14%	58.06%	3.07%	73.46%	79.30%	-5.84%
ST Produced	1,820	1,432	27.06%	16,395	16,785	-2.33%	3,468	3,128	10.86%	30,997	33,182	-6.58%

 Appendix 3.

Total Gold Commitments

As of 01/07/04
		2004	2005	2006	2007	2008	2009	2010	2011	Total
285	Ounces	169,000	208,000	338,000	350,500	428,000	452,000	60,000	60,000	2,065,500
	$/oz	306.57	313.65	314.91	313.90	297.83	294.03	285.00	285.00	304.08
290	Ounces	169,000	208,000	338,000	350,500	428,000	452,000	60,000	60,000	2,065,500
	$/oz	323.75	332.64	327.34	326.03	309.74	305.91	347.50	347.50	320.19
300	Ounces	149,000	288,000	418,000	430,500	508,000	492,000	60,000	60,000	2,405,500
	$/oz	339.49	336.91	332.49	331.50	320.30	315.51	347.50	347.50	327.98
340	Ounces	149,000	288,000	418,000	438,000	538,000	522,000	90,000	82,500	2,525,500
	$/oz	342.71	341.35	339.38	339.04	341.30	342.03	346.67	346.82	341.20
345	Ounces	149,000	288,000	418,000	438,000	538,000	522,000	90,000	82,500	2,525,500
	$/oz	342.71	341.35	339.38	339.04	343.53	345.13	346.67	346.82	342.32
350	Ounces	161,000	312,000	448,000	468,000	568,000	552,000	120,000	105,000	2,734,000
	$/oz	343.25	342.02	340.42	339.90	345.72	348.06	346.25	346.43	343.81
385	Ounces	191,000	372,000	448,000	468,000	568,000	552,000	120,000	105,000	2,824,000
	$/oz	349.81	348.95	340.42	339.90	360.51	368.61	346.25	346.43	352.11
400	Ounces	191,000	372,000	448,000	468,000	568,000	552,000	120,000	105,000	2,824,000
	$/oz	349.81	348.95	340.42	339.90	366.85	377.41	346.25	346.43	355.11
420	Ounces	191,000	372,000	448,000	468,000	628,000	552,000	120,000	105,000	2,884,000
	$/oz	349.81	348.95	340.42	339.90	371.93	386.21	346.25	346.43	358.14

Physical Gold Delivery

As of 01/07/04
		2004	2005	2006	2007	2008	2009	2010	2011	Total
285	Ounces	109,000	208,000	308,000	328,000	428,000	452,000	60,000	60,000	1,953,000
	$/oz	310.18	313.65	311.98	311.77	297.83	294.03	285.00	285.00	303.11
290	Ounces	109,000	208,000	308,000	328,000	428,000	452,000	60,000	60,000	1,953,000
	$/oz	336.82	332.64	325.62	324.73	309.74	305.91	347.50	347.50	320.15
300	Ounces	109,000	208,000	308,000	328,000	428,000	452,000	60,000	60,000	1,953,000
	$/oz	338.20	334.57	328.54	327.77	316.05	313.08	347.50	347.50	324.44
340	Ounces	109,000	208,000	308,000	328,000	428,000	452,000	60,000	60,000	1,953,000
	$/oz	342.60	340.72	337.89	337.53	340.72	341.75	347.50	347.50	340.50
345	Ounces	109,000	208,000	308,000	328,000	428,000	452,000	60,000	60,000	1,953,000
	$/oz	342.60	340.72	337.89	337.53	343.53	345.33	347.50	347.50	341.94
350	Ounces	109,000	208,000	308,000	328,000	428,000	452,000	60,000	60,000	1,953,000
	$/oz	342.60	340.72	337.89	337.53	346.33	348.92	347.50	347.50	343.39
385	Ounces	109,000	208,000	308,000	328,000	428,000	452,000	60,000	60,000	1,953,000
	$/oz	342.60	340.72	337.89	337.53	365.96	374.00	347.50	347.50	353.49
400	Ounces	109,000	208,000	308,000	328,000	428,000	452,000	60,000	60,000	1,953,000
	$/oz	342.60	340.72	337.89	337.53	374.37	384.76	347.50	347.50	357.83
420	Ounces	109,000	208,000	308,000	328,000	428,000	452,000	60,000	60,000	1,953,000
	$/oz	342.60	340.72	337.89	337.53	374.37	395.51	347.50	347.50	360.31

Gold Derivatives

As of 01/07/04

		2004	2005	2006	2007	2008	2009	2010	2011	Total
285	Ounces	60,000		30,000	22,500					112,500
	$/oz	300.00		345.00	345.00					321.00
290	Ounces	60,000		30,000	22,500					112,500
	$/oz	300.00		345.00	345.00					321.00
300	Ounces	40,000	80,000	110,000	102,500	80,000	40,000			452,500
	$/oz	343.00	343.00	343.55	343.44	343.00	343.00			343.23
340	Ounces	40,000	80,000	110,000	110,000	110,000	70,000	30,000	22,500	572,500
	$/oz	343.00	343.00	343.55	343.55	343.55	343.86	345.00	345.00	343.61
345	Ounces	40,000	80,000	110,000	110,000	110,000	70,000	30,000	22,500	572,500
	$/oz	343.00	343.00	343.55	343.55	343.55	343.86	345.00	345.00	343.61
350	Ounces	52,000	104,000	140,000	140,000	140,000	100,000	60,000	45,000	781,000
	$/oz	344.62	344.62	346.00	345.46	343.86	344.20	345.00	345.00	344.88
385	Ounces	82,000	164,000	140,000	140,000	140,000	100,000	60,000	45,000	871,000
	$/oz	359.39	359.39	346.00	345.46	343.86	344.20	345.00	345.00	349.02
400	Ounces	82,000	164,000	140,000	140,000	140,000	100,000	60,000	45,000	871,000
	$/oz	359.39	359.39	346.00	345.46	343.86	344.20	345.00	345.00	349.02
420	Ounces	82,000	164,000	140,000	140,000	200,000	100,000	60,000	45,000	931,000
	$/oz	359.39	359.39	346.00	345.46	366.70	344.20	345.00	345.00	353.60

 Appendix 4.

Silver Derivatives

As of 01/07/2004
	At US $ 4.00		At US $ 4.15		At US $ 6.20		At US $ 6.33		At US $ 6.50		At US $ 7.00
Year	Ounces	$ / oz	Ounces	$ / oz	Ounces	$ / oz	Ounces	$ / oz	Ounces	$ / oz	Ounces	$ / oz
2004	150,000	6.00	750,000	5.84	780,000	6.15	897,000	6.16	1,050,000	6.16	1,500,000	6.16
2005	300,000	6.00	1,400,000	5.84	1,460,000	6.15	1,677,750	6.15	1,962,500	6.15	2,800,000	6.16
2006	200,000	6.00	200,000	6.00	240,000	6.00	266,000	6.00	300,000	6.00	400,000	6.00
	650,000	6.00	2,350,000	5.86	2,480,000	6.14	2,840,750	6.14	3,312,500	6.14	4,700,000	6.14

 Appendix 5.

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets

As of December 31, 2003 (audited) and June 30, 2004 (unaudited)
	2003	2004	2004
	S/(000)	S/(000)	US$(000)

Assets
Current assets

Cash and cash equivalents	398,171	448,699	129,234

Investment funds	54,828	84,065	24,212

Trade accounts receivable	74,195	87,416	25,177

Other accounts receivable	26,951	19,783	5,698

Accounts receivable from affiliates	37,662	38,989	11,230

Inventories, net	77,158	79,152	22,797

Income tax prepayments	28,960	32,462	9,350

Current portion of prepaid value added tax and expenses	18,307	31,436	9,054
	__________	__________	__________
Total current assets	716,232	822,002	236,752

Long - term accounts receivable	959	694	200

Value added tax and prepaid expenses	5,779	2,671	769

Investments in shares	1,441,667	1,455,323	419,160

Property, plant and equipment, net	394,601	403,120	116,106

Development costs and mineral lands, net	137,655	148,845	42,870

Deferred stripping costs	56,002	56,002	16,130

Mining concessions and goodwill, net	167,938	161,861	46,619

Deferred income tax and workers' profit sharing, net	297,157	265,796	76,554
	__________	__________	__________

Total assets	3,217,990	3,316,314	955,160
	___________	___________	___________

Consolidated Balance Sheets (Continued)

	2003	2004	2004
	S/(000)	S/(000)	US$(000)

Liabilities and shareholders' equity, net
Current liabilities
Bank loans	23,439	22,618	6,514
Trade accounts payable	52,648	48,467	13,959
Other current liabilities	86,098	104,933	30,223
Liability on derivative instruments	99,798	30,947	8,913
Current portion of long-term debt	70,386	65,322	18,814
Deferred revenue from sale of future production	68,775	73,572	21,190
	__________	__________	__________
Total current liabilities	401,144	345,859	99,613
	__________	__________	__________
Other long-term liabilities	76,780	65,049	18,735
Liability on derivative instruments	307,532	237,519	68,410
Long-term debt	45,425	21,817	6,284
Deferred revenue from sale of future production	640,510	609,470	175,539
	__________	__________	__________
Total liabilities	1,471,391	1,279,714	368,581
	__________	__________	__________
Minority interest	48,382	69,137	19,913
	__________	__________	__________
Shareholders' equity, net
Capital stock, net of treasury shares by S/49,611,000 in 2003 and 2004	596,186	596,186	171,713
Investment shares, net of treasury shares by S/66,000 in 2003 and 2004	1,681	1,681	484
Additional paid-in capital	610,076	610,076	175,713
Legal reserve	99,178	129,136	37,194
Retained earnings	217,891	522,429	150,469
Cumulative translation loss	(29,363)	(81,564)	(23,492)
Cumulative unrealized gain on investments in shares carried at fair value	208,904	193,175	55,638
Cumulative unrealized gain (loss) on derivative instruments	(6,336)	(3,656)	(1,053)
	__________	__________	__________

Total shareholders' equity	1,698,217	1,967,463	566,666
	__________	__________	__________
Total liabilities and shareholders' equity, net	3,217,990	3,316,314	955,160
	__________	__________	__________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income (unaudited)
	For the three-month periods ended June 30			For the six-month periods ended June 30
	_______________________________			_______________________________
	2003	2004	2004	2003	2004	2004
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)
Operating revenues
Net sales	183,658	231,819	66,768	349,578	436,942	125,847
Royalty income	26,242	25,844	7,444	51,818	60,238	17,350
	__________	__________	__________	__________	__________	__________
Total revenues	209,900	257,663	74,212	401,396	497,180	143,197
	__________	__________	__________	__________	__________	__________
Costs of operation
Operating costs	85,777	87,536	25,212	160,008	170,293	49,048
Exploration and development costs in operational mining sites	22,548	28,199	8,122	38,215	52,109	15,008
Depreciation	11,527	14,011	4,035	20,309	25,709	7,405
	__________	__________	__________	__________	__________	__________
Total costs of operation	119,852	129,746	37,369	218,532	248,111	71,461
	__________	__________	__________	__________	__________	__________
Gross margin	90,048	127,917	36,843	182,864	249,069	71,736
	__________	__________	__________	__________	__________	__________
Operating expenses
General and administrative	22,973	17,579	5,063	40,685	38,580	11,112
Exploration costs in non-operational mining areas	15,245	20,725	5,969	24,406	31,034	8,938
Selling	6,615	3,629	1,045	11,801	8,744	2,518
Royalties	6,058	6,691	1,927	10,894	11,222	3,232
	__________	__________	__________	__________	__________	__________
Total operating expenses	50,891	48,624	14,004	87,786	89,580	25,800
	__________	__________	__________	__________	__________	__________
Operating income	39,157	79,293	22,839	95,078	159,489	45,936
	__________	__________	__________	__________	__________	__________
Other income (expenses)
Share in affiliated companies	114,244	94,265	27,150	182,852	265,006	76,327
Realized revenue from sale of future production	-	17,921	5,162	-	32,105	9,247
Gain (loss) from change in the fair value of derivative instruments	(33,000)	97,894	28,195	63,843	106,613	30,707
Realized gain (loss) in derivative instruments	3,711	(6,511)	(1,875)	2,358	(53,093)	(15,292)
Interest income	1,653	1,937	558	2,907	4,840	1,394
Loss from exposure to inflation	(3,459)	(9,419)	(2,713)	(2,555)	(14,332)	(4,128)
Interest expense	(2,034)	(7,100)	(2,045)	(4,476)	(8,948)	(2,577)
Amortization of mining concessions and goodwill	(4,200)	(3,038)	(875)	(8,401)	(6,077)	(1,750)
Other, net	(1,239)	(5,668)	(1,632)	1,006	(6,772)	(1,950)
	__________	__________	__________	__________	__________	__________
Total other income, net	75,676	180,281	51,925	237,534	319,342	91,978
	__________	__________	__________	__________	__________	__________
Income before worker's profit sharing, income tax and minority interest	114,833	259,574	74,764	332,612	478,831	137,914
Workers' profit sharing	(364)	(3,518)	(1,013)	(404)	(7,394)	(2,130)
Income tax	(7,980)	(16,138)	(4,648)	(14,748)	(38,772)	(11,167)
	__________	__________	__________	__________	__________	__________
Income before minority interest	106,489	239,918	69,103	317,460	432,665	124,617
Minority interest	(11,332)	(10,510)	(3,027)	(25,421)	(26,378)	(7,597)
	__________	__________	__________	__________	__________	__________
Net income	95,157	229,408	66,076	292,039	406,287	117,020
	___________	___________	___________	___________	___________	___________
Basic and diluted earnings per share, stated in Peruvian Nuevos Soles and U.S. dollars	0.75	1.80	0.52	2.30	3.19	0.92
	___________	___________	___________	___________	___________	___________
Weighted average number of shares outstanding	127,236,219	127,236,219	127,236,219	127,236,219	127,236,219	127,236,219
	___________	___________	___________	___________	___________	___________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows (unaudited)
	For the three-month periods ended June 30			For the six-month periods ended June 30
	___________________________________			___________________________________
	2003	2004	2004	2003	2004	2004
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)

Operating activities
Collection from customers	153,733	203,490	58,609	340,204	423,722	122,040
Collection of dividends	96,298	91,668	26,402	96,298	188,846	54,391
Collection of royalties	24,965	35,573	10,245	50,421	64,226	18,498
Collection of interest	1,556	794	229	4,135	3,697	1,065
Payments to suppliers and third parties	(67,357)	(108,062)	(31,123)	(149,212)	(199,190)	(57,372)
Payments of exploration expenditures	(33,221)	(34,717)	(9,999)	(53,447)	(64,442)	(18,560)
Payments to employees	(30,067)	(28,234)	(8,132)	(63,990)	(61,614)	(17,746)
Payments of income tax	(9,339)	(11,288)	(3,251)	(20,792)	(26,061)	(7,506)
Payments of royalties	(9,612)	(7,913)	(2,279)	(16,341)	(13,729)	(3,954)
Payments of interest	(3,022)	(1,939)	(558)	(7,064)	(3,485)	(1,004)
	________	________	________	________	________	________
Net cash provided by operating activities	123,934	139,372	40,143	180,212	311,970	89,852
	________	________	________	________	________	________
Investing activities
Proceeds (payments) from derivative instruments settled, net	3,711	(6,511)	(1,875)	2,358	(53,093)	(15,292)
Purchase of plant and equipment	(11,143)	(21,225)	(6,113)	(22,576)	(36,332)	(10,464)
Increase of investment fund	-	(34,700)	(9,994)	-	(34,700)	(9,994)
Development expenditures	(7,684)	(20,928)	(6,028)	(14,069)	(30,848)	(8,885)
Increase of accounts receivable from affiliates	-	(2,613)	(753)	-	(5,315)	(1,531)
Payments by investments in shares	-	-	-	(1,585)	(1,262)	(363)
Proceeds from sale of plant and equipment	651	142	41	1,065	1,062	306
Proceeds from sale of investments in shares	-	330	95	-	330	95
	________	________	________	________	________	________
Net cash used in investing activities	(14,465)	(85,505)	(24,627)	(34,807)	(160,158)	(46,128)
	________	________	________	________	________	________

Net cash used in financing activities	(43,965)	(87,152)	(25,102)	(60,114)	(101,284)	(29,171)
	________	________	________	________	________	________
Net increase (decrease) in cash during the period	65,504	(33,285)	(9,586)	85,291	50,528	14,553
Cash at beginning of period	115,597	481,984	138,820	95,810	398,171	114,681
	________	________	________	________	________	________
Cash at period-end	181,101	448,699	129,234	181,101	448,699	129,234
	________	________	________	________	________	________

	For the three-month periods ended June 30			For the six-month periods ended June 30
	___________________________________			___________________________________
	2003	2004	2004	2003	2004	2004
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)
Reconciliation of net income to net cash provided by operating activities
Net income	95,157	229,408	66,076	292,039	406,287	117,020
Add (deduct)
Minority interest	11,332	10,510	3,027	25,421	26,378	7,597
Depreciation	11,890	14,027	4,040	21,182	26,161	7,535
Amortization of development costs in operative mining sites	4,905	15,028	4,328	8,996	19,310	5,562
Expense from deferred income tax and workers' profit sharing	1,484	6,284	1,810	1,655	16,395	4,722
Loss from exposure to inflation	3,459	9,419	2,713	2,555	14,332	4,128
Amortization of mining concessions and goodwill	4,200	3,038	875	8,401	6,077	1,750
Decrease in the fair value of investment fund	-	5,160	1,486	-	5,463	1,573
Accretion expense	-	1,882	542	-	2,887	832
Long-term officers' compensation (*)	6,790	-	-	8,017	2,093	603
Net cost of retired plant and equipment	1,143	182	52	2,499	182	52
Loss (gain) from change in the fair value of derivative instruments	33,000	(97,894)	(28,195)	(63,843)	(106,613)	(30,707)
Share in affiliated companies, net of dividends received	(17,946)	(2,597)	(748)	(86,554)	(81,025)	(23,337)
Gain on sale of plant and equipment	(1,080)	(338)	(97)	(963)	(974)	(281)
Gain in sale of investment in shares	-	(51)	(15)	-	(51)	(15)
Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Trade and other accounts receivable	(11,642)	(26,882)	(7,743)	(2,943)	(6,279)	(1,808)
Inventories	1,536	1,672	482	(2,262)	(1,994)	(574)
Income tax credit and value added tax and expenses	(7,754)	(4,706)	(1,355)	(9,567)	(13,523)	(3,895)
Deferred stripping costs	(5,033)	-	-	(6,501)	-	-
Decrease of operating liabilities -
Accounts payable	(7,507)	(24,770)	(7,135)	(17,920)	(3,136)	(905)
	________	________	________	________	________	________
Net cash provided by operating activities	123,934	139,372	40,143	180,212	311,970	89,852
	________	________	________	________	________	________

(*) This provision, which covers until the year 2013, corresponds to a long-term compensation program granted by the Company to certain officers, as further explained in Note 17 to the 2003 consolidated financial statements.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: July 22, 2004